Exhibit 2.1

MOSS LAKE GOLD MINES LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2012

Management's Responsibility for Financial Statements

The accompanying financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimate and judgement based on currently available information.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee reviews the annual financial statements before they are presented to the Board of Directors for approval.

The Company's independent auditors, Grant Thornton LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

Toronto, Canada	/s/ Brian Ma
April 25, 2013	Secretary-Treasurer

Independent auditor's report

To the Shareholders of Moss Lake Gold Mines Ltd.

We have audited the accompanying financial statements of Moss Lake Gold Mines Ltd., which comprise the statements of financial position as at December 31, 2012 and 2011, and the statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Moss Lake Gold Mines Ltd. as at December 31, 2012 and 2011, its financial performance and its cash flows for the years ended December 31, 2012 and 2011, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 1 of the financial statements which indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP
Grant Thornton LLP

Mississauga, Canada	Chartered Accountants
April 25, 2013	Licensed Public Accountants

Moss Lake Gold Mines Ltd.
Statements of Financial Position
(Expressed in Canadian dollars)

December 31	2012	2011

Assets
Current
Cash and cash equivalents	$1,062,099	$1,448,261
Receivables and other assets	14,725	8,706
	1,076,824	1,456,967
Exploration properties (Note 4)	3,123,356	2,897,174
	$4,200,180	$4,354,141
Liabilities
Current
Payables and accruals	$86,705	$25,523
Convertible promissory note (Note 6)	1,944,619	-
	2,031,324	25,523
Convertible promissory note (Note 6)	-	1,782,953
	2,031,324	1,808,476
Equity
Capital stock (Note 6)	10,929,622	10,929,622
Contributed surplus	336,415	358,400
Equity component of convertible promissory note (Note 5)	313,128	313,128
Deficit	(9,410,309)	(9,055,485)
	2,168,856	2,545,665
	$4,200,180	$4,354,141

On behalf of the Board:

George N. Mannard	David Birkett
Director	Director

See accompanying notes to the financial statements.

Moss Lake Gold Mines Ltd.
Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)
Years Ended December 31	2012	2011

Interest income	$7,510	$-
Operating expenses
Interest on long term debt (Note 6)	321,666	204,355
Corporate and general	62,653	161,815
Stock based compensation	75,415	117,000
Net loss before income taxes	(452,224)	(483,170)
Income taxes (Note 8)	-	-
Net loss and comprehensive loss	(452,224)	(483,170)
Net loss per common share
Basic (Note 9)	$(0.01)	$(0.01)
Fully diluted (Note 9)	$(0.01)	$(0.01)

Statements of Changes in Equity
Years Ended December 31, 2012 and 2011
	Capital Stock	Contributed Surplus	Equity Component of Promissory Note	Deficit	Total Equity
Balance, December 31, 2010	10,688,622	347,400	-	(8,597,315)	2,438,707
Exercise of stock options	160,000	-	-	-	160,000
Value attributed to stock options exercised	81,000	(81,000)	-	-	-
Value attributed to stock options expired	-	(25,000)	-	25,000	-
Stock based compensation	-	117,000	-	-	117,000
Value of equity component of convertible promissory note (Note 6)	-	-	313,128	-	313,128
Net loss for the period ended December 31, 2011	-	-	-	(483,170)	(483,170)
Balance, December 31, 2011	$10,929,622	$358,400	$313,128	$(9,055,485)	$2,545,665
Value attributed to stock options expired	-	(97,400)	-	97,400	-
Stock based compensation	-	75,415	-	-	75,415
Net loss for the period ended
December 31, 2012	-	-	-	(452,224)	(452,224)
Balance, December 31, 2012	$10,929,622	$336,415	$313,128	$(9,410,309)	$2,168,856

See accompanying notes to the financial statements.

Moss Lake Gold Mines Ltd. Statements of Cash Flows
(Expressed in Canadian dollars)

Years Ended December 31	2012	2011
Increase (decrease) in cash and cash equivalents
Operating activities
Net loss	$(452,224)	$(483,170)
Stock based compensation	75,415	117,000
Accretion of discount on promissory note (Note 6)	161,666	96,081
Change in receivables and payables	55,163	(313,618)
	(159,980)	(583,707)
Financing activities
Convertible note from Wesdome (Note 5)	-	2,000,000
Exercise of stock options	-	160,000
	-	2,160,000
Investing activity Additions to exploration properties	(226,182)	(128,420)
Net (decrease) increase in cash	(386,162)	1,447,873
Cash and cash equivalents, beginning of year	1,448,261	388
Cash and cash equivalents, end of year	$1,062,099	$1,448,261
Cash and cash equivalents consist of:
Cash	$254,589	$1,448,261
Term deposit (0.93%)	$807,510	$-

See accompanying notes to the financial statements.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
Years ended December 31, 2012 and 2011

1.    DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS

Moss Lake Gold Mines Ltd. (the "Company") is a publicly traded company, and is incorporated under the Business Corporations Act (Ontario). The Company's common shares are listed on the TSX Venture Exchange (TSXV: MOK). The Company has not earned any revenue to date from its operations. The amounts shown as property acquisition costs do not necessarily represent present or future values. The Company is a subsidiary of Wesdome Gold Mines Ltd. ("Wesdome"), a publicly held company, which is listed on the Toronto Stock Exchange (TSX: WDO). The Company's registered office is 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5.

Nature of Operations
The Company is in the process of exploring and evaluating its mineral property. The recoverability of the amounts shown for exploration properties are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the mineral property and future profitable production from or proceeds from disposition of exploration properties. The carrying value of the Company's exploration properties does not reflect current or future values.

Going Concern
The Company has incurred significant losses and, at December 31, 2012, the Company had a deficit of $9.41 million and a working capital deficiency of $3.11 million. The recoverability of the carrying value of exploration properties is dependent upon the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to develop ore reserves, future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Management is required to secure financing to discharge its current and future obligations, in particular the outstanding debentures which are due during April 2013. While the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the near term or successfully negotiate conversion or refinancing of the debenture.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware in making its assessment, of material uncertainties related to events or conditions, such as those described above, that may cast significant doubt upon the Company's ability to continue as a going concern.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
Years ended December 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These financial statements are presented in Canadian dollars ("Cdn $"), which is also the functional currency of the Company.

These audited financial statements were authorized for issuance by the Board of Directors of the Company on March 5, 2013.

(a)   Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, balances with banks and highly liquid investments with maturities of less than three months.

(b)   Exploration and Evaluation Costs
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are capitalized as incurred from the point at which the Company receives the legal right to explore.

Evaluation expenditures reflect costs incurred at exploration projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

(i)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve,

(ii)	determining the optimal methods of extraction and metallurgical and treatment processes,

(iii)	studies related to surveying, transportation and infrastructure requirements,

(iv)	permitting activities, and

(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Costs in relation to these activities are capitalized as incurred under exploration properties until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period and mine development commences. Thereafter, accumulated exploration and evaluation costs for the project are reclassified to mining properties. Exploration and evaluation costs of abandoned properties are expensed in the period in which the project is abandoned.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)   Impairment of Non-Financial Assets
Assets that have an indefinite useful life that are not subject to amortization or are not available for use are evaluated for impairment annually. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of the fair value less costs to sell and value in use. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

(d)   Income Taxes
Income taxes are calculated using the liability method where current income taxes are recognized as an expense for the estimated income taxes payable for the current period.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward, to the extent that it is probable that deductions, credits and tax losses can be utilized, and are measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred income taxes relating to the initial recognition of an asset or liability in a transaction that, at the time of the transaction, neither affects accounting nor taxable income, are not recognized. The deferred tax relating to items recorded in other comprehensive income is linked to these items for reporting purposes.

The Company does not offset asset and liability amounts with amounts owing to different taxation authorities. Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

(e)   Equity, Contributed Surplus and Retained Earnings
Share capital represents the consideration received for shares that have been issued, net of related issuance costs.

Contributed surplus includes the value of share based payments net of the value of expired grants.

Deficit includes all current and prior period retained losses.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)     Provisions
Decommissioning liabilities
The Company's exploration activities are subject to various government laws and regulations relating to the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. Decommissioning and closure costs expected to be incurred in the future will be estimated by the Company's management based on the information available to them.

Actual decommissioning and closure costs could be materially different from the current estimates. Any change in cost estimates, discount rates, or other assumptions should additional information become available would be accounted for on a prospective basis. The Company's estimates will be reviewed annually for changes in regulatory requirements, risk-adjusted discount rates, and changes in estimates.

At December 31, 2012, the Company has not incurred or committed to any decommissioning liabilities on its exploration properties.

(g)   Financial Instrument Classification and Measurement
Financial instruments are measured on initial recognition at fair value, and, in the case of financial instruments other than those classified as "fair value through profit and loss", directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as "fair value through profit and loss", "available-for-sale", "held-to-maturity", or "loans and receivables" as defined by IAS 39 - "Financial Instruments".

Recognition and Measurement' (''IAS 39")
Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or "other financial liabilities".

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in profit or loss.

Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in Other Comprehensive Income ("OCI"), except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and receivables are designated as loans and receivables. Payables and accruals and convertible promissory note are classified as other financial liabilities.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)   Convertible Promissory Note
The Company has the right to pay all or part of the liability associated with the Company's outstanding convertible promissory note in cash on the conversion date. Accordingly the Company classifies the convertible note as a financial liability with an embedded derivative. The embedded derivative is recognized initially at its fair value, as a separate component of equity. The liability component is recognized initially as the difference between the fair value of the convertible note as a whole and the value of the embedded derivative. The liability component is recognized at amortized cost using the effective interest rate method.

Interest, gains and losses related to the financial liability or embedded derivatives are recognized in profit or loss.

(i)    Flow-through Shares
The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the tax benefits to be renounced to subscribers. The allocation is made based on the difference between the quoted price of the same class of share without the flow-through feature and the amount the investor pays for the flow-through shares. A deferred flow-through premium liability is recognized for the difference. The liability is reversed after the expenditures are made and the Company expresses its intention to renounce the expenditures and is recorded in other income. The renunciation also gives rise to a taxable temporary difference between the accounting and tax bases of the qualifying expenditure.

(j)    Share-based Payments
The Company's share-based stock option plan is designed to advance the interests of the Company by encouraging employees, officers and directors to have equity participation in the Company through the acquisition of common shares. Stock options granted vest immediately. Stock options have an exercise price of no less than the closing price of the common shares on the TSX Venture Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed five years. The cost of these stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option-pricing model.

The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation.

Expected volatility is estimated with reference to the historical volatility of the share price of the Company. The costs are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. The corresponding credit for these costs is recognized in the contributed surplus in equity.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)  Comprehensive Income
Comprehensive income is the change in the Company's net assets arising from transactions, events and circumstances not related to the Company's shareholders and include items that would not normally be included in net income or loss such as unrealized gains or losses on available-for-sale investments.

3.           SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)    Share-based payments
The determination of the fair value of share-based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(ii)   Recoverability of exploration properties
The Company's management reviews the carrying values of its exploration properties on a regular basis to determine whether any write-downs are necessary. The recovery of amounts recorded for exploration properties depends on confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

(iii)  Equity component of convertible promissory notes
The convertible promissory note is classified as a liability, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value. The discount is being accreted over the term of the notes, utilizing the effective interest method which approximates the market rate at the date the notes were issued. Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the notes were issued.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

4.           UPCOMING CHANGES IN ACCOUNTING STANDARDS

IFRS 9 – Financial Instruments: Classification and Measurement
In November, 2009, the IASB issued IFRS 9 which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2015. The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is required to be applied for annual periods beginning January 1, 2013.

Management has yet to assess the impact that IFRS 13 would have on the financial statements of the Company.

5.           EXPLORATION PROPERTIES

Balance, December 31, 2011	2,897,174
Exploration expenditures	226,182

Balance, December 31, 2012	$3,123,356

The Company has interests in the following contiguous properties in the Moss Township west of Thunder Bay, Ontario:

Moss Lake Property
The Company has a 100% interest in this property consisting of 10 mining claims of 11 claim units and 2 mining leases of 15 units which were acquired in 1995. The Company is obligated to pay underlying advance royalties of $5,469 per quarter to certain original vendors until commercial production is achieved. Upon commencement of commercial production, the property is subject to an 8.75% net profits royalty, as defined, to these underlying vendors in lieu of the underlying advance royalty.

In addition, the property includes 3 mining claims of 15 contiguous claim units acquired in 1998. These units are subject to a 1% net smelter return royalty.

Fountain Lake Property
The Company has a 100% interest in this property consisting of 149 mining claims contiguous to the Moss Lake property to the east, west and south, and is subject to a 2.5% net smelter return royalty payable to certain original vendors of the property. This royalty is subject to a buyback clause whereby the royalty may be reduced to 1.5% net smelter return for consideration of $1.0 million.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

6.           CONVERTIBLE PROMISSORY NOTE

On April 29, 2011, the Company obtained a $2,000,000 loan from Wesdome. As consideration the Company issued to Wesdome a convertible unsecured promissory note (the "note") having a two year term and bearing interest at 8% per annum. If Wesdome converts the principal amount of the note into Moss Lake shares, Wesdome will acquire an additional 4,000,000 Moss Lake shares increasing its ownership by 3% to 60% of the issued and outstanding shares of Moss Lake.

Interest expense on debt as at December 31, 2012, includes $161,666 attributable to accretion of the discount on this note.

Liability component	2012	2011
Balance, beginning of year	$1,782,953	$-
Issuance of promissory note	-	1,686,872
Accretion	161,666	96,081
Balance, end of year	$1,944,619	$1,782,953
Equity component	2012	2011
Balance, beginning of year	$313,128	$-
Issuance of promissory note	-	313,128
Balance, end of year	$313,128	$313,128

The liability component of the convertible promissory note was calculated, at the date of issuance, as the present value of the principal and interest, discounted at 18%, a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the loan was issued. The liability component is recorded at amortized cost and accreted to the principal amount over the term of the convertible debentures by charges to interest expenses using an effective interest rate of 18%.

7.           CAPITAL STOCK

Authorized:
The authorized capital of the Company consists of an unlimited number of preference shares and common shares without par value. The preference shares may, from time to time, be issued in one or more series the rights, privileges, restrictions and conditions of which may be determined by the Board of Directors. No preference shares have been issued.

Common Shares Issued:

	Shares	Amount
Balance, January 1, 2011	46,384,679	$10,688,622
Exercise of stock options	650,000	160,000
Value attributed to stock options exercised	-	81,000
Balance, December 31, 2011	47,034,679	$10,929,622
Exercise of stock options	-	-
Value attributed to stock options exercised	-	-
Balance, December 31, 2012	47,034,679	$10,929,622

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

7.           CAPITAL STOCK (continued)

Common Share Purchase Plan
The Company has a common share purchase plan (the "Plan") under which the Board of Directors may grant options to purchase common shares of the Company to qualifying employees, officers or directors providing on-going services to the Company. The aggregate number of common shares which may be reserved for issuance under the Plan is limited to 10% of the Company's issued and outstanding common shares from time to time. As at December 31, 2012, 1,853,468 options to purchase common shares are available for grant under the Plan.

The following table reflects the continuity for the years ended December 31, 2012 and 2011, of options granted under the plan.

	Shares		Weighted Average Exercise Price
	2012	2011	2012	2011
Outstanding, beginning of year	2,850,000	3,100,000	$0.271	$0.254
Granted	600,000	600,000	$0.210	$0.330
Expired	(1,050,000)	(200,000)	$0.319	$0.250
Exercised	-	(650,000)	$-	$0.246
Outstanding, end of year	2,400,000	2,850,000	$0.235	$0.271

During 2012 the fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value per share price of $0.1256 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 73%, risk-free interest rate of 1.26% and expected life of 5 years.

The estimated fair value of the options is expensed over the vesting period. The options vest when granted. The fair value of compensation and contributed surplus relating to stock options was $75,415 (2011: $117,000).

The following information applies to options outstanding and exercisable at December 31, 2012.

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$0.20	1,200,000	2.75 years	1,200,000
$0.21	600,000	4.50 years	600,000
$0.33	600,000	3.50 years	600,000
	2,400,000		2,400,000

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

8.           INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the combined Federal and Ontario statutory income tax rate of 26.5% (2011: 28.3%) to the amounts recognized in the statements of operations.

	2012	2011
Loss before recovery of future income taxes	$(452,224)	$(483,170)
Expected income tax recovery	$(120,000)	$(136,000)
Non-deductible expenses and other items	20,000	60,000
Effect of changes in substantively enacted tax rates	2,000	(1,000)
Change in tax benefit not recognized	98,000	77,000
Income tax expense	$-	$-

Deferred tax assets (liabilities)	January 1, 2012	Recognized in profit and loss	December 31 2012
Unclaimed non-capital losses	$54	$(40)	$14
Excess of carrying value of convertible
promissory note over tax value	(54)	40	(14)
Net deferred tax asset	$-	$-	$-

Deferred tax assets (liabilities)	January 1, 2011	Recognized in profit and loss	December 31 20112
Unclaimed non-capital losses	$-	$54	$54
Excess of carrying value of convertible
promissory note over tax value	-	(54)	(54)
Net deferred tax asset	$-	$-	$-

At December 31, 2012 the Company had unclaimed exploration and development expenditures of approximately $5,700,000 and federal and provincial non-capital losses of approximately $1,304,000 which are available to reduce future taxable income. The non-capital losses will expire as follows: 2013 - $57,000; 2014 - $81,000; 2025 - $5,000; 2026 - $98,000; 2027 - $129,000; 2028 - $147,000; 2029 - $134,000, 2030 - $135,000, 2031 - $298,000 and 2032 - $221,000.

9.           LOSS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method of calculating the weighted average number of common shares outstanding, except if the converted method is used in assessing the dilution impact of convertible notes. The treasury method, which assumes that outstanding stock options with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average price of the common shares for the period. The if-converted method assumes that all convertible notes have been converted in determining diluted EPS if they are in-the-money except where such conversion would be anti-dilutive.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

9.            LOSS PER SHARE (continued)

Loss per share information for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Net loss	$(452,224)	$(483,170)
Weighted average number of shares, basic	47,163,541	46,745,364
Dilutive securities
Options	-	-
Convertible promissory note	-	-
Weighted average number of shares, diluted	47,163,541	46,745,364
Basic loss per share	$(0.01)	$(0.01)
Diluted loss per share	$(0.01)	$(0.01)
Number of shares excluded from diluted earnings per share calculation due to anti-dilutive effect
Options	2,400,000	2,850,000
Convertible promissory note	4,000,000	4,000,000

10.            RELATED PARTY INFORMATION

Other than amounts owing, interest accrued and shares issued to Wesdome on the convertible promissory note (Note 6) the Company had the following transactions and balances with related parties.

In 2012, 600,000 options to purchase common shares (2011: 600,000), with a fair value of $75,415 (2011: $117,000) were issued to the directors and senior management of the Company.

Under the terms of a management agreement, Wesdome, as manager, provides technical and administrative support and carries out annual exploration programs on the Moss Lake and the Fountain Lake Properties for an indefinite term. Wesdome is entitled to administrative fees, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and pre-production phase and 2.5% after commencement of commercial production. Administrative fees charged at December 31, 2012 and 2011 amounted to $14,199 and $7,315, respectively, all of which were capitalized to exploration properties.

Payables and accruals at December 31, 2012 and 2011 included $18,032 and $6,780, respectively, due to Wesdome.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

11.           FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	2012	2011
Financial assets
Loans and receivables:
Cash and cash equivalents	$1,062,099	1,448,261
Receivables and other assets	14,725	8,706
Financial liabilities
Other financial liabilities
Payables and accruals	86,705	25,523
Convertible promissory note	1,944,619	1,782,953

Determination of Fair Value
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Statement of Financial Position as follows:

Cash – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables and accruals and the convertible promissory note are carried at amortized cost. The carrying amount of payables and accruals approximates fair value due to the short maturity of these financial instruments. The fair value of the convertible promissory note was considered to approximate its carrying amount due to discounting at a market rate.

Financial Risk Management
The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

Moss Lake Gold Mines Ltd.
es to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

11.           FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION (continued)

1)    Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. As a development stage company the market price movements that could adversely affect the value of the Company's financial assets, liabilities and expected future cash flows are limited to interest rate risk. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the instruments held.

2)    Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from anticipated investing and financing activities. The Company believes it has access to sufficient capital through equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

The following table shows the timing of cash outflows relating to the Company's liabilities:

December 31, 2012	<1 Year	1-2 Years
Payables & accruals	$86,705	-
Convertible promissory note	$2,051,726	-

December 31, 2011	<1 Year	1-2 Years
Payables & accruals	$25,523	-
Convertible promissory note	$160,000	2,051,726

3)     Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's accounts receivable consist primarily of deposits and government refunds. The Company estimates its maximum exposure to be the carrying value of cash and receivables. The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks. The Company's cash is not subject to any external restrictions.

12.           ENVIRONMENTAL RISKS

Moss Lake is committed to a program of environmental protection at its exploration sites. Management believes that it was in material compliance with government regulations in 2012.

Moss Lake Gold Mines Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2012 and 2011

13.           INDEMNITIES

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

14.           CAPITAL RISK MANAGEMENT

The Company's objectives of capital management are intended to safeguard its ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in equity and convertible promissory note net of cash.

	2012	2011
Total equity	$2,168,856	$2,545,665
Convertible promissory note	1,944,619	1,782,953
Cash and cash equivalents	(1,062,099)	(1,448,261)
Capital	$3,051,376	$2,880,357

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt or issue new debt to replace existing debt with different characteristics.

To effectively manage its capital investments, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has sufficient liquidity to meet its operating and growth objectives.

The Company expects its current capital resources to support further exploration and development of its mineral properties.

The Company is not subject to any externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Company's approach to capital management during the current period.